FOR IMMEDIATE RELEASE                  Contact:     Guy T. Marcus
December 26, 1995                                   Vice President-Inv. Rel.
                                                    (214) 978-2691

                HIGHLANDS INSURANCE RECORD AND DISTRIBUTION DATES

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today that it will distribute to its shareholders of record at the close of business on January 4, 1996 a dividend of one common share of its Highlands Insurance Group, Inc. subsidiary for every ten shares of Halliburton common stock owned. The distribution/mail date of the Highlands common stock will be January 23, 1996.
         Highlands Insurance Group, Inc., through its subsidiaries, is primarily engaged in the commercial property and casualty insurance business. Highlands will become an independent public company with its own board of directors and management team following the spin-off. Shares of Highlands common stock will trade on the New York Stock Exchange with a ticker symbol of "HIC".
         The  spin-off  will  be  a  tax  free   distribution   to   Halliburton
shareholders. Further tax information will be included in an information statement which will be mailed to Halliburton shareholders in early January, 1996.
         Fractional shares will not be issued in connection with the distribution. Fractional share interests will be aggregated and sold in the public market after the spin-off is completed on behalf of holders who would

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Halliburton Company                  Page 2



otherwise be entitled to receive fractional share interests and the proceeds will be distributed to Halliburton fractional shareholders on a proportional basis.
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.
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                       The Exhibit Index appears on Page 4